Rhodium Enterprises, Inc.

4146 W US Hwy 79

Rockdale, TX 76567

November 15, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Matthew Crispino

Jan Woo

Re:	Rhodium Enterprises, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
File No. 333-260575

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Rhodium Enterprises, Inc., a Delaware corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1, as amended (File No. 333-260575) (the “Registration Statement”), together with all exhibits thereto. The Registration Statement was originally filed with the Commission on October 29, 2021, and most recently amended on January 18, 2022.

The Company does not intend to proceed with the planned registered offering of its shares of Class A common stock under the Registration Statement at this time. The Registration Statement was not declared effective by the Commission. No sales of the Company’s securities have been completed pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Additionally, the Company requests that the Commission consent to withdrawal of the Company’s registration statement on Form 8-A (File No. 001-41235), filed with the Commission on January 19, 2022, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the Form 8-A has not become effective.

Please feel free to contact Anne Peetz of Kirkland Ellis LLP at (713) 836-3711 if you have any questions regarding this request for withdrawal.

Very truly yours,

RHODIUM ENTERPRISES, INC.

	By:	/s/ Nicholas Cerasuolo
	Name:	Nicholas Cerasuolo
	Title:	Chief Financial Officer

cc: Chase Blackmon (Rhodium Enterprises, Inc.) Charles Topping (Rhodium Enterprises, Inc.) Matthew R. Pacey, P.C. (Kirkland & Ellis LLP) Anne G. Peetz (Kirkland & Ellis LLP)